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SEC FILE NUMBER
8-70811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/22 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRADE CAPITAL MARKETS (TCM) NORTH AMERICA LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

308 Wilkes Place Dr
(No. and Street)

Ft Mill	SC	29715
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Steven C Bender, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trade Capital Markets (TCM) North America LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature] Dakota Dupuis
Notary Public

DAKOTA DUPUIS
MY COMMISSION # HH 319913
EXPIRES: October 9, 2026
NOTARY PUBLIC STATE OF FLORIDA

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Trade Capital Markets (TCM) North America LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trade Capital Markets (TCM) North America LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the period December 1, 2022 through December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period December 1, 2022 through December 31, 2023, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
February 01, 2024

TRADE CAPITAL MARKETS (TCM) NORTH AMERICA LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	60,935
Prepaid expenses and other assets		1,900
TOTAL ASSETS	$	62,835

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	9,000
Total Liabilities		9,000
Member's Equity		53,835
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	62,835

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

TRADE CAPITAL MARKETS (TCM) NORTH AMERICA LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD DECEMBER 1, 2022 TO DECEMBER 31, 2023

Revenues	
	$ -
Total Revenues	-
Expenses	
Occupancy	1,959
Technology and data	11,160
Professional fees	119,400
Salaries	41,160
Regulatory and exchange fees	4,455
Other expenses	768
Total Expenses	178,902
Net (loss)	$ (178,902)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

TRADE CAPITAL MARKETS (TCM) NORTH AMERICA LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD DECEMBER 1, 2022 TO DECEMBER 31, 2023

	Member's Equity
Balance - December 1, 2022	$ 158,377
Member's Contributions	74,360
Net Loss	(178,902)
Balance - December 31, 2023	$ 53,835

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

TRADE CAPITAL MARKETS (TCM) NORTH AMERICA LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 1, 2022 TO DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(178,902)
Adjustments to reconcile net loss to cash used:		
Increase in prepaid expenses		(1,111)
Increase in accounts payable		9,000
Net cash used in operating activities		(171,013)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used in investing activities		
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		74,360
Net cash provided by financing activities		74,360
NET DECREASE IN CASH		(96,653)
CASH:		
Cash - December 1, 2022		157,588
Cash - December 31, 2023	$	60,935
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income taxes paid		0
Interest paid		0

Noncash investing and financing activities:
$74,360 non-cash capital contributons was forgiveness of intercompany payable by members

TRADE CAPITAL MARKETS (TCM) NORTH AMERICA LLC
NOTES TO FINANCIAL
STATEMENTS
FOR THE PERIOD DECEMBER 1, 2022 TO DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Trade Capital Markets (TCM) North America LLC (the "Company"), a New York limited liability company located in South Carolina, is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company has been approved by FINRA to commence business as of December 1, 2022 and to offer clients online trading access with respect to equity securities and exchange traded funds as an introducing broker. The Company has not yet begun a securities business. The Company's sole member is Trade Capital Holding (TCH) Ltd ("Parent"), which has agreed to support the development stage of the Company through this years loss and beyond.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generallyaccepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized whenincurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, anddisclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues andexpenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required as the Company has not yet begun a securities business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for tax purposes. The taxable income or loss of the Company is allocated to the member. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of December 31, 2023 no such liability was incurred for the year.

Uncertain Tax Positions

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2023, and does not expect any material adjustments to be made.

NOTE 3 – LEASE ACCOUNTING:

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards had on the Company's financial statements using a modified retrospective transition approach. As of December 31, 2023, the Company does not maintain any leases in excess ofa one year term. As such, the Company does not have an obligation to record a right of use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $51,935 which was $46,935 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of December 31, 2023, the amount in excess of insured limits of $250,000 was $0.

NOTE 6 – RELATED PARTY TRANSACTIONS:

The Company and its Parent share personnel and administrative expenses. For the period ended December 31, 2023, these expenses amounted to $66,360. At December 31, 2023 the Company had an intercompany payable to the affiliate of $0.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7 – INDEMNIFICATIONS:

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 9 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the “FASB”) has established the The Financial Accounting Standards Board (“the FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of generally accepting account principles (“GAAP”) recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASU’s”).

For the period ending December 31, 2023, various ASU’s issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company’s financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

TRADE CAPITAL MARKETS (TCM) NORTH AMERICA LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

NET CAPITAL:		
Member's equity		$ 53,835
Less non-allowable assets and deductions:		
Prepaid expenses and other assets	$ 1,900	
		1,900
Net capital before haircuts on securities positions		51,935
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 51,935
AGGREGATE INDEBTEDNESS		$ 9,000
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 1,125
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($51,935 - $5,000)		$ 46,935
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 9,000 / $ 51,935	0.17 to 1

There was no material difference between the net capital calculated here and the net capital calculated on the Company's most recently filed Form x17a-5 as of December 31, 2023

See Report of Independent Registered Public Accounting Firm

TRADE CAPITAL MARKETS (TCM) NORTH AMERICA LLC
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENT FOR BROKER/DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2023

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, but is relying on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the has yet to begin a securities business and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

See Report of Independent Registered Public Accounting Firm

Trade Capital Markets (TCM) North America LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period December 01, 2022 through December 31, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Trade Capital Markets (TCM) North America LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trade Capital Markets (TCM) North America LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Trade Capital Markets (TCM) North America LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the period December 1, 2022 through December 31, 2023. Trade Capital Markets (TCM) North America LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trade Capital Markets (TCM) North America LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 01, 2024

Trade Capital Markets (TCM) North America LLC
Exemption Report
For the Period December 1, 2022 through December 31, 2023

Trade Capital Markets (TCM) North America LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company has not commenced any business generating activities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period December 1, 2022 through December 31, 2023 without exception.

Trade Capital Markets (TCM) North America LLC

I, Steven C. Bender, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ste C Bender
Title: Chief Financial Officer